Prospectus Supplement No. 1 (to Prospectus dated October 30, 2023)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-275112

Presto Automation Inc.

Primary Offering of
16,823,660 Shares of Common Stock Issuable Upon Exercise of Outstanding Warrants

 Secondary Offering of
52,709,824 Shares of Common Stock
7,625,000 Warrants to Purchase Shares of Common Stock Offered by the Selling Securityholders

This prospectus supplement updates, amends and supplements the prospectus dated October 30, 2023 (the “Prospectus”), which forms a part of our Registration Statement on Form S-3, as amended (Registration No. 333-275112). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus. This prospectus supplement is being filed to supplement, modify or supersede certain information contained in the Prospectus. Any statement in the Prospectus that is modified or superseded is not deemed to constitute a part of the Prospectus, except as modified or superseded by this prospectus supplement. Except to the extent that the information in this prospectus supplement modifies or supersedes the information contained in the Prospectus, this prospectus supplement should be read, and will be delivered, with the Prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus.

Our shares of Common Stock are listed on the Nasdaq Stock Market under the symbol “PRST.” On November 2, 2023, the closing sale price of shares of our Common Stock was $1.32. Our warrants are listed on the Nasdaq Stock Market under the symbol “PRSTW.” On November 2, 2023, the closing sale price of our warrants was $0.06.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 4 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 2, 2023.

ABOUT THIS PROSPECTUS SUPPLEMENT

We are filing this prospectus supplement to amend and update the “Selling Securityholders” table and the applicable footnotes of the Prospectus relating to the ownership of certain entities affiliated with Metropolitan Partners Group. This prospectus supplement is not increasing the number of shares being offered under the Prospectus, but only reflecting the ultimate ownership of common stock previously registered. The information set forth below has been provided by or on behalf of the Selling Securityholders listed below as of November 2, 2023.

SELLING SECURITYHOLDERS

The information in the table that appears under the caption “Selling Securityholders” on pages 19 through 25 of the Prospectus is modified by (i) removing the holdings of Metropolitan Partners Group and (ii) adding the entities listed below as Selling Securityholders, holding the amounts of shares set forth opposite each entities’ name.

	Shares of Common Stock
Name of Selling Securityholder	Number Beneficially Owned Prior to the Offering		%(**)		Number Being Registered Hereby	Number Beneficially Owned After the Offering	%
Metropolitan Levered Partners Fund VII, LP (22)	2,573,689	(40)	4.3	%(40)	2,573,689	—	—
Metropolitan Partners Fund VII, LP (22)	3,581,538	(41)	4.99	%(41)	3,581,538	—	—
Metropolitan Offshore Partners Fund VII, LP (22)	848,317	(42)	1.4	%(42)	848,317	—	—

(**)	The percentage of shares beneficially owned is calculated on the basis of 59,469,944 shares of common stock outstanding as of October 20, 2022.
(22)	MPF VII GP, LLC, an affiliate of Metropolitan Partners Group, is the general partner of Metropolitan Levered Partners Fund VII, LP, Metropolitan Offshore Partners Fund VII, LP, and Metropolitan Partners Fund VII, LP. Paul Lisiak is the Managing Partner of MPF VII GP, LLC and directs the voting and investment decisions with respect to the shares held by such entities. The business address of such entities is 850, Third Avenue, 18th Floor, New York, New York 10022. Metropolitan Levered Partners Fund VII, LP, Metropolitan Partners Fund VII, LP, Metropolitan Offshore Partners Fund VII, LP are lenders under the Credit Agreement.
(40)	Consists of 192,429 Founder Shares, 481,073 shares of Common Stock issuable upon the exercise of Private Placement Warrants and 1,900,187 shares of Common Stock issuable upon the exercise of penny warrants. Metropolitan Levered Partners Fund VII, LP is prohibited, subject to certain exceptions, from exercising the penny warrants to the extent that immediately prior to or after giving effect to such exercise, Metropolitan Levered Partners Fund VII, LP, together with its affiliates and other attribution parties, would own more than 4.99% (subject to increase up to 9.99% upon 61 days’ written notice to the Company) of the total number of shares of the Company’s Common Stock then issued and outstanding.
(41)	Consists of 267,776 Founder Shares, 669,450 shares of Common Stock issuable upon the exercise of Private Placement Warrants and 2,644,312 shares of Common Stock issuable upon the exercise of penny warrants. Metropolitan Partners Fund VII, LP is prohibited, subject to certain exceptions, from exercising the penny warrants to the extent that immediately prior to or after giving effect to such exercise, Metropolitan Partners Fund VII, LP, together with its affiliates and other attribution parties, would own more than 4.99% (subject to increase up to 9.99% upon 61 days’ written notice to the Company) of the total number of shares of the Company’s Common Stock then issued and outstanding.
(42)	Consists of 63,431 Founder Shares, 158,568 shares of Common Stock issuable upon the exercise of Private Placement Warrants and 626,318 shares of Common Stock issuable upon the exercise of penny warrants. Metropolitan Offshore Partners Fund VII, LP is prohibited, subject to certain exceptions, from exercising the penny warrants to the extent that immediately prior to or after giving effect to such exercise, Metropolitan Offshore Partners Fund VII, LP, together with its affiliates and other attribution parties, would own more than 4.99% (subject to increase up to 9.99% upon 61 days’ written notice to the Company) of the total number of shares of the Company’s Common Stock then issued and outstanding.